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 FORM 4
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[ ] Check this box if no longer                                                                                   OMB APPROVAL
    subject to Section 16. Form 4                                                                          -------------------------
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                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, DC 20549

                                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                           Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                  Section 30(f) of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker Trading Symbol            6. Relationship of Reporting
                                                                                                   Person(s) to Issuer
                                                 FX Energy, Inc. ("FXEN")                      (Check all applicable)
    Pierce,        Andrew           W.                                                           [X] Director     [ ] 10% Owner
-----------------------------------------------------------------------------------------------  [X] Officer(give [ ] Other (specify
 (Last)           (First)        (Middle)  3. IRS Identification   4.Statement for Month/Day/Year    title below             below)
                                              Number of Reporting                                    Vice President and
  3006 Highland Drive, Suite 206              Person, if an entity    December 25, 2002                Chief Operations Officer
------------------------------------------        (voluntary)      ---------------------------- ------------------------------------
               (Street)                                            5. If Amendment, Date        7. Individual or Joint/Group Filing
                                                                      of Original                   (Check Applicable Line)
                                                                      (Month/Year)                 [X] Form filed by One Reporting
                                                                                                       Person
                                                                                                   [ ] Form filed by More than One
  Salt Lake City,     UT             84106                                                             Reporting Person
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  (City)            (State)           (Zip)
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                     TABLE 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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 1. Title of Security  2. Trans-  2A.      3. Transaction  4. Securities Acquired(A)  5. Amount of       6.Owner-      7. Nature of
    (Instr. 3)            action  Deemed      Code            or Disposed of (D)         Securities        ship           Indirect
                          Date    Execution   (Instr.8)       (Instr. 3,4 and 5)         Beneficially      Form:          Beneficial
                                  Date, if   --------------  -------------------------   Owned at End      Direct (D)     Ownership
                                  any                                                    of Month          or Indirect
                          (Month/ (Month/                            (A)
                           Day/    Day/                              or
                           Year)   Year)    Code     V      Amount   (D)      Price      (Instr. 3 and 4)  (I) (Instr.4)   (Instr.4)
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 Common Stock,            12/25/                            8,000
 Par Value $0.001           02               G             Note (A)   D       $2.59       57,103              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction on 4(b)(v).


                                                   Persons who respond to the collection of information contained             (Over)
                                                   in this form are not required to respond unless the form           SEC 1474(9-02)
                                                   displays a currently valid OMB control number.


FORM 4 (CONTINUED)               Table II -- Derivative Securities Acquired, Disposed of, or Benficially Owned
                                         (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of  2.Conver-  3.Trans- 3A.     4.Tansac- 5.Number of  6.Date Exercis- 7.Title and  8.Price  9.Number   10.Owner-  11.Nature
  Derivative  sion or    action Deemed    tion      Derivative   able and        Amount of    of       of Deri-    ship       of In-
  Security    Exercise   Date   Execution Code      Securities   Expiration      Underlying   Deri-    vative      Form of    direct
 (Instr.3)    Price of  (Month/ Date, if (Instr.8)  Acquired     Date            Securities   vative   Secur-      Deriva-    Bene-
              Deri-      Day/   any                 (A) or      (Month/Day/     (Intr. 3      Secu-    ities       tive       ficial
              vative     Year)  (Month/             Disposed     Year)           and 4)       rity     Benefi-     Security:  Owner-
              Security          Day/                of (D)     --------------- ------------   (Instr.  cially      Direct     ship
                                Year)               (Instr.3,                        Amount    5)      Owned       (D) or    (Instr.
                                                     4 and 5)                        or                at End      Indirect   4)
                                                               Date     Expir- Title Number            of          (I)
                                         --------------------  Exer-    ation        of                Month       (Instr.4)
                                         Code   V    (A)  (D)  cisable  Date         Shares            (Instr.4)
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Opton to
Purchase                                                                06/09/ Common
Common Stock   $3.00                                            Note(B)   04    Stock 500,000           500,000       D
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Opton to
Purchase                                                      11/05/96  11/05/ Common
Common Stock   $8.875                                           Note(C)   03    Stock  65,000            65,000       D
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Opton to
Purchase                                                      12/01/98  12/01/ Common
Common Stock   $6.625                                           Note(D)   04    Stock  45,000            45,000       D
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Opton to
Purchase                                                      11/10/99  11/10/ Common
Common Stock   $8.625                                           Note(D)   05    Stock  50,000            50,000       D
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Opton to
Purchase                                                      11/01/00  11/01/ Common
Common Stock   $5.75                                            Note(D)   06    Stock  50,000            50,000       D
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Opton to
Purchase                                                      10/18/01  10/18/ Common
Common Stock   $4.0625                                          Note(D)   07    Stock  50,000            50,000       D
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Opton to
Purchase                                                      11/12/02  11/12/ Common
Common Stock   $2.44                                            Note(D)   08    Stock  50,000            50,000       D
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Opton to                                                      08/14/03
Purchase               08/14/                                  Notes    08/14/ Common
Common Stock   $2.40    02                 A    V  75,000     (D) & (E)   09    Stock  75,000            75,000       D
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Explanation of Responses:
(A) The reporting person made a gift of the 8,000 in 1,000 shares increments to various non-insider individuals.
(B) This option became exercisable in annual increments of 20%, commencing June 1, 1995.
(C) This option vested 50% on grant and 50% on November 5, 1997.
(D) Each of these options vests 1/3 on each anniversary of grant until fully vested.
(E) The foregoing derivative detail is provided in advance of the Form 5 filing date. Form 5 would have been available to this reporting person as the transaction disclosed above occurred before the August 29, 2002, change in reporting deadlines pursuant to the Sarbanes-Oxley Act. This Form 4 is provided in lieu of any previously required Form 5.


         by: /s/ Andrew W. Pierce            12/26/02
         --------------------------------   --------
          Signature of Reporting Person       Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required
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